EXHIBIT 99.2

Announcement regarding the Company’s annual general meeting on June 24, 2014

1.	Date of the board of directors resolution: 2014/03/25

2.	Date for convening the shareholders' meeting: 2014/06/24

3.	Location for convening the shareholders' meeting:

Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banchiao District,

New Taipei City, Taiwan, R.O.C.)

4.	Cause or subjects for convening the meeting:

	(1)	Report items:

		a.	The Company's 2013 business report

		b.	2013 audit committee’s audit report concerning the Company's financial statements

		c.	Report on amendment to the “Meeting Rules of Order of the Board of Directors”

		d.	Report on amendment to the “Ethical Corporate Management Best Practice Principles”

	(2)	Matters for Ratification:

		a.	Ratification of 2013 business report and financial statements

		b.	Ratification of the proposal for the distribution of 2013 earnings

Shareholders’ cash dividends: NT$4.5251 per share, including NT$2.3881 from earnings and NT$2.1370 from capital surplus;

Employees’ cash bonuses: NT$758,627,105;

Directors’ remunerations: NT$19,303,489

	(3)	Matters for Discussion:

		a.	The proposal for cash distribution from capital surplus

		b.	The amendment to the "Articles of Incorporation"

		c.	The amendment to the "Procedures for Acquisition or Disposal of Assets”

		d.	The proposal to release non-compete restrictions on directors

	(4)	Other business and special motions

5.	Book closure starting and ending dates: 2014/04/26~2014/06/24

6.	Any other matters that need to be specified:

This (2014) annual general meeting will adopt electronic voting as one of the methods for shareholders to exercise their voting power.